Hylsa
mex
Mexico's Steel

File No. 82-4252

May 10, 2005



05008256

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
Mail Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549 U.S.A.

Subject: **Hylsamex S.A. de C.V. – Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934**

Dear Sir or Madam:

In accordance with Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "1934 Act"), Hylsamex S.A. de C.V., a corporation organized under the laws of Mexico ("Hylsamex"), hereby furnishes to the U.S. Securities and Exchange Commission (the "Commission") the information identified on the attached Exhibit List.

As provided by Rule 12g3-2(b), the information and documents contained herein and furnished herewith shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the 1934 Act, and the furnishing of any such information or documents shall not constitute an admission for any purpose that Hylsamex is subject to the 1934 Act.

Kindly acknowledge your receipt of this letter and the enclosures furnished herewith by stamping the enclosed copy of this letter and returning the same to us in the enclosed self-addressed envelope.

Yours truly,

HYLSAMEX, S.A. de C.V.

By: [signature]
Ismael De La Garza

Encl.

EXHIBIT LIST

Exhibit No.	Description	Date
1	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Stockholders Approve Extension of L Shares' Conversion Date to January 15th, 2006.	May 9, 2005
2	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Agreements of Extraordinary Shareholders' Meeting.	May 9, 2005
3	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Agreements of Special Shareholders' Meeting.	May 9, 2005
4	Press Release and Filing to Bolsa Mexicana de Valores S.A. de C.V. (Mexican Stock Exchange): Hylsa To Prepay Certificado Bursátil Due 2008.	May 9, 2005

EMISNET

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 5474 bytes.

Fecha de recepcion: May 9 2005 1:14:09:183PM.

Folio de recepcion: 89295.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 09/05/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Asamblea de Accionistas Aprueba Extensión de Fecha Conversión Acciones Serie L al 15 de Enero de 2006

EVENTO RELEVANTE

MONTERREY, MEXICO, 9 de mayo de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") anunció hoy haber celebrado una asamblea especial de sus accionistas de la Serie L, con el propósito de obtener de ellos la aprobación para extender al 15 de enero de 2006, la fecha de conversión de las acciones de dicha Serie en acciones de la Serie B, aprobación que fue obtenida por unanimidad de los asistentes. La conversión estaba originalmente fijada para el 15 de julio de 2005.

La asamblea especial tuvo una asistencia del 83%, cifra superior al mínimo requerido, que era de 75%.

"Agradecemos a nuestros accionistas de la Serie L el voto de confianza que otorgan a la administración de la compañía," dijo el Ing. Dionisio Garza Medina, Presidente del Consejo de Administración de Hylsamex. "Esperamos que la extensión de la conversión permita eventualmente crear valor para todos nuestros accionistas," añadió.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES



Eventos Relevantes de HYLSAMEX, S.A. DE C.V.



Fecha de Recepción en BMV: 2005-05-09 13:14:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
9/5/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Asamblea de Accionistas Aprueba Extensión de Fecha Conversión Acciones Serie L al 15 de Enero de 2006

Eventos Relevantes:
MONTERREY, MEXICO, 9 de mayo de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") anunció hoy haber celebrado una asamblea especial de sus accionistas de la Serie L, con el propósito de obtener de ellos la aprobación para extender al 15 de enero de 2006, la fecha de conversión de las acciones de dicha Serie en acciones de la Serie B, aprobación que fue obtenida por unanimidad de los asistentes. La conversión estaba originalmente fijada para el 15 de julio de 2005.

La asamblea especial tuvo una asistencia del 83%, cifra superior al mínimo requerido, que era de 75%.

"Agradecemos a nuestros accionistas de la Serie L el voto de confianza que otorgan a la administración de la compañía," dijo el Ing. Dionisio Garza Medina, Presidente del Consejo de Administración de Hylsamex. "Esperamos que la extensión de la conversión permita eventualmente crear valor para todos nuestros accionistas," añadió.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante

(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:


Hylsa
mex
El Acero de México®

Asamblea de Accionistas Aprueba Extensión de Fecha Conversión Acciones Serie L al 15 de Enero de 2006

MONTERREY, MEXICO, 9 de mayo de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") anunció hoy haber celebrado una asamblea especial de sus accionistas de la Serie L, con el propósito de obtener de ellos la aprobación para extender al 15 de enero de 2006, la fecha de conversión de las acciones de dicha Serie en acciones de la Serie B, aprobación que fue obtenida por unanimidad de los asistentes. La conversión estaba originalmente fijada para el 15 de julio de 2005.

La asamblea especial tuvo una asistencia del 83%, cifra superior al mínimo requerido, que era de 75%.

"Agradecemos a nuestros accionistas de la Serie L el voto de confianza que otorgan a la administración de la compañía," dijo el Ing. Dionisio Garza Medina, Presidente del Consejo de Administración de Hylsamex. "Esperamos que la extensión de la conversión permita eventualmente crear valor para todos nuestros accionistas," añadió.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

###

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx


Hylsa
mex
Mexico's Steel

Stockholders Approve Extension of L Shares' Conversion Date to January 15th, 2006

MONTERREY, MEXICO, May 9th, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") announced today it held a special shareholders' meeting to obtain from its Series L shareholders their approval for an extension to January 15th, 2006, of the conversion date of the said L shares into Series B shares, which was originally set for July 15th, 2005. The extension was approved unanimously by the shareholders.

The special shareholders meeting had an 83% attendance, above the minimum requirement of 75%.

"We thank our L Shareholders for the vote of confidence they gave to management," said Dionisio Garza Medina, Hylsamex's Chairman of the Board. "We expect the extended period would eventually allow for value creation for all our shareholders," he added.

This press release contains forward-looking statements that have been prepared on management's best estimates and external data. These assumptions involve judgments with respect to, among other things, future economic, competitive and financial market conditions and future business decisions, all of which are difficult or impossible to predict accurately. Hylsamex does not assume any responsibility for the accuracy of this forward-looking information.

###

For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEESPE.ens

Longitud del sobre: 4827 bytes.

Fecha de recepcion: May 9 2005 5:17:44:590PM.

Folio de recepcion: 89364.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueespe.bmv	1	Acuerdos de Asamblea Especial

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

Acta de la ASAMBLEA ESPECIAL de accionistas de la Serie B celebrada el día 9 de Mayo de 2005

EXTRACTO DE RESOLUCIONES

RESOLUCIÓN PRIMERA:

1. Se hace constar que el Ing. Dionisio Garza Medina, Presidente de esta Asamblea, en su carácter de Presidente del Consejo de Administración de la Sociedad, presentó las propuestas del Consejo, relativas a la extensión en seis meses de la fecha de conversión automática de las acciones Serie "L" en acciones ordinarias Serie "B".
2. Adicionalmente, se hace constar que la Comisión Nacional Bancaria y de Valores, otorgó la autorización, mediante el Oficio No. DGE-239-23739, de fecha 3 de mayo de 2005.
3. Se aprobó la extensión de la fecha de conversión de las actuales acciones Serie "L", en acciones ordinarias de la Serie "B", estableciéndose como nueva fecha de conversión automática el próximo 15 de enero del 2006.

RESOLUCIÓN SEGUNDA:

Se designó a los señores Ing. Dionisio Garza Medina y Lic. Carlos Jiménez Barrera, a fin de que comparezcan como delegados especiales, en nombre y representación de los accionistas tenedores de las acciones Serie "L", a la Asamblea General Extraordinaria de accionistas de la Sociedad, convocada para celebrarse en esta misma fecha, a fin de que manifiesten la conformidad con la propuesta de reforma del Artículo 7, inciso (ii) de los estatutos sociales.

Presidente

Secretario

México, D.F., 9 de Mayo de 2005

Secretario del Consejo de Administración


BOLSA MEXICANA DE VALORES



Acuerdos de Asamblea Especial de HYLSAMEX, S.A. DE C.V.

Fecha de Recepción en BMV: 2005-05-09 17:17:00.0

Prefijo:
ACUEESPE

Clave Cotización:
HYLSAMX

Serie:
B

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
ASAMBLEA ESPECIAL

Fecha Celebración:
9/5/2005

Porcentaje de Asistencia:
83.11

Fecha de pago:

Acuerdos:
EXTRACTO DE RESOLUCIONES

RESOLUCIÓN PRIMERA:

1. Se hace constar que el Ing. Dionisio Garza Medina, Presidente de esta Asamblea, en su carácter de Presidente del Consejo de Administración de la Sociedad, presentó las propuestas del Consejo, relativas a la extensión en seis meses de la fecha de conversión automática de las acciones Serie "L" en acciones ordinarias Serie "B".

2. Adicionalmente, se hace constar que la Comisión Nacional Bancaria y de Valores, *otorgó la autorización, mediante el* Oficio No. DGE-239-23739, de fecha 3 de mayo de 2005.

3. Se aprobó la extensión de la fecha de conversión de las actuales acciones Serie "L", en acciones ordinarias de la Serie "B", estableciéndose como nueva fecha de conversión automática el próximo 15 de enero del 2006.


5500

RESOLUCIÓN SEGUNDA:

Se designó a los señores Ing. Dionisio Garza Medina y Lic. Carlos Jiménez Barrera, a fin de que comparezcan como delegados especiales, en nombre y representación de los accionistas tenedores de las acciones Serie "L", a la Asamblea General Extraordinaria de accionistas de la Sociedad, convocada para celebrarse en esta misma fecha, a fin de que manifiesten la conformidad con la propuesta de reforma del Artículo 7, inciso (ii) de los estatutos sociales.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: ACUEEXTR.ens

Longitud del sobre: 4823 bytes.

Fecha de recepcion: May 9 2005 5:18:37:000PM.

Folio de recepcion: 89366.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
acueextr.bmv	1	Acuerdos de Asamblea Extraordinaria

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

HYLSAMEX, S.A. DE C.V.

Acta de la Asamblea EXTRAORDINARIA de accionistas celebrada el día 9 de Mayo de 2005

EXTRACTO DE RESOLUCIONES

RESOLUCIÓN PRIMERA:

1. Se toma nota de las manifestaciones expresadas por el Lic. Carlos Jiménez Barrera, en su carácter de delegado de la Asamblea Especial de tenedores de acciones Serie "L", celebrada en esta misma fecha, respecto de las resoluciones adoptadas en dicha Asamblea, relativa a la extensión de la fecha de conversión automática de las actuales acciones Serie "L", en acciones Serie "B"; haciendo constar, la conformidad de dicha extensión, el próximo 15 de enero del 2006.

RESOLUCIÓN SEGUNDA:

1. Se resolvió aprobar la extensión de la fecha de conversión automática de las actuales acciones Serie "L", en acciones ordinarias de la Serie "B", estableciéndose como nueva fecha el próximo 15 de enero del 2006.
2. Adicionalmente, se hace constar que la Comisión Nacional Bancaria y de Valores, otorgó la autorización, mediante el Oficio No. DGE-239-23739, de fecha 3 de mayo del 2005.
3. Se resolvió reformar el inciso (ii) de la fracción I del Artículo 7 de los Estatutos Sociales de Hylsamex, S.A. de C.V.
4. Se ordenó llevar a cabo una nueva emisión de títulos definitivos, incorporando el texto de los principales artículos de los Estatutos Sociales.

Presidente

Secretario

México, D.F., 9 de Mayo de 2005

Secretario del Consejo de Administración


BOLSA MEXICANA DE VALORES



Acuerdos de Asamblea Extraordinaria de HYLSAMEX, S.A. DE C.V.


Haz click
y
anunciate
aquí...
5500

Fecha de Recepción en BMV: 2005-05-09 17:18:00.0

Prefijo:
ACUEEXTR

Clave Cotización:
HYLSAMX

Serie:

Razón Social:
HYLSAMEX, S.A. DE C.V.

Tipo Asamblea:
EXTRAORDINARIA

Fecha Celebración:
9/5/2005

Porcentaje de Asistencia:
90.58

Fecha de pago:

Acuerdos:
EXTRACTO DE RESOLUCIONES

RESOLUCIÓN PRIMERA:

1. Se toma nota de las manifestaciones expresadas por el Lic. Carlos Jiménez Barrera, en su carácter de delegado de la Asamblea Especial de tenedores de acciones Serie "L", celebrada en esta misma fecha, respecto de las resoluciones adoptadas en dicha Asamblea, relativa a la extensión de la fecha de conversión automática de las actuales acciones Serie "L", en acciones Serie "B"; haciendo constar, la conformidad de dicha extensión, el próximo 15 de enero del 2006.

RESOLUCIÓN SEGUNDA:

1. Se resolvió aprobar la extensión de la fecha de conversión automática de las actuales acciones Serie "L", en acciones ordinarias de la Serie "B", estableciéndose como nueva fecha el próximo 15 de enero del 2006.

2. Adicionalmente, se hace constar que la Comisión Nacional Bancaria y de Valores, otorgó la autorización, mediante el Oficio No. DGE-239-23739, de fecha 3 de mayo del 2005.

3. Se resolvió reformar el inciso (ii) de la fracción I del Artículo 7 de los Estatutos Sociales de Hylsamex, S.A. de C.V.

4. Se ordenó llevar a cabo una nueva emisión de títulos definitivos, incorporando el texto de los principales artículos de los Estatutos Sociales.

EMISNET

Hylsamex, S.A. de C.V.
File No. 82-4252

Emisora: HYLSAMEX, S.A. DE C.V..

Usuario: GERARDO ANTONIO GONZALEZ VILLARREAL.

Nombre del sobre: EVENTORE.ens

Longitud del sobre: 6834 bytes.

Fecha de recepcion: May 9 2005 4:58:24:483PM.

Folio de recepcion: 89360.

Los Archivos recibidos son los siguientes:

Nombre del archivo	Tipo de Archivo	Descripcion
eventore.bmv	1	Eventos Relevantes

Los Archivos NO recibidos son los siguientes:

Nombre del archivo	Error

EVENTO RELEVANTE

LUGAR Y FECHA:

SAN NICOLAS DE LOS GARZA, NUEVO LEON 09/05/2005

RAZON SOCIAL:

HYLSAMEX, S.A. DE C.V.

CLAVE DE COTIZACION

HYLSAMX

ASUNTO

Hylsa anunció el día de hoy que decidió llamar la totalidad de sus Certificados Bursátiles denominados en UDIS

EVENTO RELEVANTE

Hylsa anunció el día de hoy que decidió llamar la totalidad de sus Certificados Bursátiles denominados en UDIS mismos que serán amortizados el próximo 9 de junio y que ascienden en su equivalente en pesos a $797'477,222.70 al día de hoy.

Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxL) (Hylsamex), informa que su subsidiaria Hylsa, S.A. de C.V. (Hylsa) en relación con la emisión de Certificados Bursátiles denominados en Unidades de Inversión (UDIS) "HYLSA 03U", ejercerá el derecho de amortizar anticipadamente la totalidad de la emisión de los Certificados Bursátiles el próximo día 9 de junio del año en curso a su valor nominal más los intereses devengados y no pagados a dicha fecha, según lo estipulado en la cláusula de Amortización Anticipada del título que ampara la emisión.

El principal y los intereses devengados y no pagados, se liquidarán el día 9 de junio del año en curso, en la oficinas de S.D. Indeval, S.A. de C.V. Institución para el Depósito de Valores, ubicado en Paseo de la Reforma No. 255 3er. Piso, Col. Cuauhtémoc, C.P. 0655, México, D.F.

Los cálculos para determinar los montos a pagar, tanto del principal así como de los intereses devengados y no pagados, se realizaran y se darán a conocer por este mismo medio 2 días hábiles anteriores a su liquidación, los cuales comprenderán los días naturales efectivamente transcurridos a la fecha de la liquidación.

Este prepago aunado al ya anunciado sobre los bonos del 2007, reduce significativamente el costo de financiamiento de Hylsamex.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

MERCADO DEL EXTERIOR :


BOLSA MEXICANA DE VALORES



Eventos Relevantes de HYLSAMEX, S.A. DE C.V.


Marca
5726 6677
y podrás
obtener
cotizaciones en
5500

Fecha de Recepción en BMV: 2005-05-09 16:58:00.0

Prefijo:
EVENTORE

Clave Cotización:
HYLSAMX

Fecha:
9/5/2005

Razón Social:
HYLSAMEX, S.A. DE C.V.

Lugar:
SAN NICOLAS DE LOS GARZA, NUEVO LEON

Asunto:
Hylsa anunció el día de hoy que decidió llamar la totalidad de sus Certificados Bursátiles denominados en UDIS

Eventos Relevantes:
Hylsa anunció el día de hoy que decidió llamar la totalidad de sus Certificados Bursátiles denominados en UDIS mismos que serán amortizados el próximo 9 de junio y que ascienden en su equivalente en pesos a $797'477,222.70 al día de hoy.

Hylsamex, S.A. de C.V. (BMV: HylsamxB, HylsamxL) (Hylsamex), informa que su subsidiaria Hylsa, S.A. de C.V. (Hylsa) en relación con la emisión de Certificados Bursátiles denominados en Unidades de Inversión (UDIS) "HYLSA 03U", ejercerá el derecho de amortizar anticipadamente la totalidad de la emisión de los Certificados Bursátiles el próximo día 9 de junio del año en curso a su valor nominal más los intereses devengados y no pagados a dicha fecha, según lo estipulado en la cláusula de Amortización Anticipada del título que ampara la emisión.

El principal y los intereses devengados y no pagados, se liquidarán el día 9 de junio del año en curso, en la oficinas de S.D. Indeval, S.A. de C.V. Institución para el Depósito de Valores, ubicado en Paseo de la Reforma No. 255 3er. Piso, Col. Cuauhtémoc, C.P. 0655, México, D.F.

Los cálculos para determinar los montos a pagar, tanto del principal así como de los intereses devengados y no pagados, se realizaran y se darán a conocer por este mismo medio 2 días hábiles anteriores a su liquidación, los cuales comprenderán los días naturales efectivamente transcurridos a la fecha de la liquidación.

Este prepago aunado al ya anunciado sobre los bonos del 2007, reduce significativamente el costo de financiamiento de Hylsamex.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción

directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

Este comunicado contiene aseveraciones acerca del futuro preparadas por la administración, basadas en las mejores estimaciones y datos externos. Los supuestos incluyen apreciaciones en relación a condiciones económicas, competitivas y financieras, entre otras, así como a futuras decisiones de negocio, las cuales son difíciles o imposibles de predecir con certeza. Hylsamex no asume responsabilidad alguna acerca de la exactitud de la información proyectada.

Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx

Mercado Exterior:


Hylsa
mex
Mexico's Steel

Hylsa To Prepay Certificado Bursátil Due 2008

MONTERREY, MEXICO, May 10th, 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") today announced that its subsidiary Hylsa, S.A. de C.V. ("Hylsa" or "the Company") has called all of its Certificados Bursátiles Due 2008. Hylsa will pay holders of the Certificado Bursátil on June 9th, 2005 US$66 million representing principal (assuming a MXP 10.9693/USD exchange rate and 3.583227 as the value of an UDI), plus interest accrued as of the payment date. This prepayment and the previously announced prepayment of the Bond Due 2007, significantly reduce Hylsamex's financing cost.

Hylsamex is a steel producer and processor, encompassing the minimill route with vertical integration, which includes readily available sources of low cost iron ore and proprietary technology for the direct reduction of iron. The Company manufactures a broad spectrum of steel products with a significant emphasis on value-added products. Hylsamex, which has a manufacturing and distribution presence in North America, reaches its end customers through an extensive wholly-owned distribution network.

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For more information contact:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx


Hylsa
mex
El Acero de México®

Hylsa Efectuará Pago Anticipado de Certificado Bursátil con Vencimiento 2008

MONTERREY, MEXICO, 10 de mayo de 2005 -- HYLSAMEX, S.A. de C.V. (BMV: HylsamxB, HylsamxL) ("Hylsamex") hoy informa que su subsidiaria Hylsa, S.A. de C.V. ("Hylsa" o "la Compañía") ha llamado la totalidad de su Certificado Bursátil con vencimiento en 2008. El 9 de junio de 2005, Hylsa pagará a los tenedores del Certificado Bursátil US$66 millones que representan principal (asumiendo un tipo de cambio de MXP 10.9693/USD y 3.583227 como el valor de la UDI), además de intereses acumulados a la fecha de pago. Con este prepago, y el ya anunciado sobre el Bono con vencimiento 2007, Hylsamex reduce significativamente su costo de financiamiento.

Hylsamex es un productor y procesador de acero, que utiliza la vía de minimill con integración vertical, que incluye el acceso a fuentes de mineral de hierro de bajo costo y tecnología propia para la fabricación de hierro de reducción directa. La Compañía produce una amplia variedad de productos de acero con un énfasis significativo en productos de valor agregado. Hylsamex, que tiene presencia productiva y de distribución en Norteamérica, llega al consumidor final utilizando una extensa red de distribución propia.

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Para información adicional:

Othón Díaz Del Guante
(52-81) 8865-1240
odiaz@hylsamex.com.mx

Ismael De La Garza
(52-81) 8865-1224
idelagarza@hylsamex.com.mx